Filed by John Bean Technologies Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies:

John Bean Technologies Corporation

(Commission File No.: 001-34036)

Marel hf.

JBT & MAREL COMBINATION Harnessing the Full Power of JBT and Marel to Transform the Way Food is Processed and Fortify the Future of Food

Forward-Looking and Non-GAAP Statements These slides and the accompanying presentation (collectively, the “presentation”) contain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward- looking statements are information of a non-historical nature and are subject to risks and uncertainties that are beyond JBT’s ability to control. These forward-looking statements include, among others, statements relating to our business and our results of operations, a potential transaction with Marel, our strategic plans, our restructuring plans and expected cost savings from those plans, and our liquidity. The factors that could cause our actual results to differ materially from expectations include, but are not limited to, the following factors: the occurrence of any event, change or other circumstances that could give rise to the termination or abandonment of the offer for Marel Shares (the “Offer”); the expected timing and likelihood of completion of the proposed transaction with Marel, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the Offer that could reduce anticipated benefits or cause the parties to abandon the transaction; the possibility that our stockholders may not approve the issuance of new shares of common stock in the Offer; the risk that Marel and/or JBT may not be able to satisfy the conditions to the Offer in a timely manner or at all; the risk that the Offer and its announcement could have an adverse effect on the ability of JBT and Marel to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; the risk that problems may arise in successfully integrating the businesses of Marel and JBT, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve cost-cutting synergies or that it may take longer than expected to achieve those synergies; fluctuations in our financial results; unanticipated delays or accelerations in our sales cycles; deterioration of economic conditions, including impacts from supply chain delays and reduced material or component availability; inflationary pressures, including increases in energy, raw material, freight, and labor costs; disruptions in the political, regulatory, economic and social conditions of the countries in which we conduct business; changes to trade regulation, quotas, duties or tariffs; fluctuations in currency exchange rates; changes in food consumption patterns; impacts of pandemic illnesses, food borne illnesses and diseases to various agricultural products; weather conditions and natural disasters; the impact of climate change and environmental protection initiatives; acts of terrorism or war, including the ongoing conflicts in Ukraine and the Middle East; termination or loss of major customer contracts and risks associated with fixed-price contracts, particularly during periods of high inflation; customer sourcing initiatives; competition and innovation in our industries; difficulty in implementing our pure play food and beverage strategy, including our ability to execute on strategic investments, merger or acquisition opportunities; our ability to develop and introduce new or enhanced products and services and keep pace with technological developments; difficulty in developing, preserving and protecting our intellectual property or defending claims of infringement; catastrophic loss at any of our facilities and business continuity of our information systems; cyber-security risks such as network intrusion or ransomware schemes; loss of key management and other personnel; potential liability arising out of the installation or use of our systems; our ability to comply with U.S. and international laws governing our operations and industries; increases in tax liabilities; work stoppages; fluctuations in interest rates and returns on pension assets; a systemic failure of the banking system in the United States or globally impacting our customers' financial condition and their demand for our goods and services; availability of and access to financial and other resources; the risk factors discussed in the Registration Statement on Form S-4, including the preliminary proxy statement/prospectus contained therein, filed by JBT in connection with the Offer; and other factors described under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in JBT’s most recent Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (the “SEC”) and in any subsequently filed Quarterly Reports on Form 10-Q. JBT cautions shareholders and prospective investors that actual results may differ materially from those indicated by the forward-looking statements. JBT undertakes no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future developments, subsequent events or changes in circumstances or otherwise. JBT provides non-GAAP financial measures in order to increase transparency in our operating results and trends. These non-GAAP measures eliminate certain costs or benefits from, or change the calculation of, a measure as calculated under U.S. GAAP. By eliminating these items, JBT provides a more meaningful comparison of our ongoing operating results, consistent with how management evaluates performance. Management uses these non-GAAP measures in financial and operational evaluation, planning and forecasting. These calculations may differ from similarly-titled measures used by other companies. The non-GAAP financial measures disclosed are not intended to be used as a substitute for, nor should they be considered in isolation of, financial measures prepared in accordance with U.S. GAAP. 2

Important Additional Information Important Notices This presentation is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In particular, this presentation is not an offer of securities for sale in the United States, Iceland, the Netherlands, or Denmark. Note to U.S. Shareholders It is important that U.S. shareholders understand that the Offer and any related offer documents are subject to disclosure and takeover laws and regulations in Iceland and other European jurisdictions, which may be different from those of the United States. The Offer will be made in compliance with the U.S. tender offer rules, including Regulation 14E under the Securities Exchange Act of 1934, as amended (the Exchange Act ) and any exemption available to JBT in respect of securities of foreign private issuers provided by Rule 14d-1(d) under the Exchange Act. Important Additional Information No offer of JBT securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption from registration, and applicable European regulations, including the Icelandic Prospectus Act no. 14/2020 and the Icelandic Takeover Act no. 108/2007 on takeovers. In connection with the Offer, JBT is has filed with the SEC a Registration Statement on Form S-4 (the “S-4”), which contains a preliminary proxy statement/prospectus. Additionally, JBT has received approval from the Financial Supervisory Authority of the Central Bank of Iceland (the “FSA”) of the offer document and of the prospectus prepared in accordance with Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 for the shares to be issued in connection with the Offer and for the listing and admission to trading on Nasdaq Iceland of JBT securities (the “prospectus”). SHAREHOLDERS OF JBT AND MAREL ARE URGED TO READ THE S-4, INCLUDING THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN, THE PROSPECTUS, AND THE OFFER DOCUMENT, AS APPLICABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC OR THE FSA CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. JBT and Marel shareholders may obtain a free copy of the proxy statement/prospectus (when available), as well as other filings containing information about JBT, without charge, at the SEC’s website at www.sec.gov and on JBT’s website at https://ir.jbtc.com/overview/default.aspx. Following launch of the Offer, you may obtain a free copy of the prospectus on the FSA’s website at www.fme.is and on JBT’s website at https://ir.jbtc.com/overview as well as a free copy of the offer document. Participants in the Solicitation JBT and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of JBT’s common stock in respect of Offer. Information about the directors and executive officers of JBT is set forth in the proxy statement for JBT’s 2024 Annual Meeting of Stockholders, which was filed with the SEC on March 28, 2024, and in the other documents filed after the date thereof by JBT with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the Offer. You may obtain free copies of these documents as described in the preceding paragraph. 3

Presenters Brian Deck Arni Sigurdsson Matt Meister President and Chief Executive Officer, Chief Executive Officer, EVP and Chief Financial Officer, JBT Marel JBT 4

JBT and Marel: Aligned to Transform Food Processing and Fortify the Future of Food


Deep Customer Relationships
Unmatched Talent
Sustainability Focus
Enhanced Profitable Growth
Operational Scale and Rigor
Aligned to Transform the Way Food is Processed and Fortify the Future of Food
Customer Benefits
Improved Outcomes
Increased Uptime
Ease of Doing Business
Enabled by Purpose-Driven Talent Organization
Broad application knowledge
Global service and support
Innovating to solve customer pain points
Continuously improving

JBT + marel

5

Shared Purpose, Vision, and Values Enable Greater Impact Transforming Aligned Purpose Food Processing We will be the global leader in food In partnership with our customers, we and beverage technology by are transforming the way food is harnessing the full power of JBT to processed. Our vision is of a world Complementary Vision partner with our customers and where quality food is produced pioneer sustainable innovation. sustainably and affordably. Shared Values SERVE WITH INTEGRITY Our People, Customers, UNITY COLLABORATE WITH HUMILITY and Partners GROW WITH AGILITY Our Platform and Performance EXCELLENCE Our Impact On Food INNOVATE WITH IMPACT INNOVATION and Beverage Industry 6

Creating a Leading Global Food & Beverage Technology Solutions Company Markets: Greater end market participation in resilient and growing food & beverage markets 1 Solutions: Compelling platform to accelerate growth by offering broader solutions, utilizing 2 holistic application knowledge, and leveraging R&D capabilities Service: Increased customer focus and aftermarket revenue opportunities as scale of global 3 sales and service network will improve customer care reach and service levels Digital: Complementary leading digital tools provide insights to optimize and improve 4 customers’ operational efficiency, leading to reduced downtime events Sustainability: Greater collective impact on sustainability with innovative customer 5 solutions rooted in reducing waste, energy efficiency, and improved food traceability Talent: Tremendous combined talent representing the best in the industry, with deep 6 knowledge in technology, markets, and applications across various end markets Scale: Enhanced operational scale expected to generate meaningful value creation through operational efficiencies and cost synergies together with revenue synergies from cross- 7 selling, enhanced service, and an overall improved value proposition 7

Transaction Overview

Transaction Consideration	▪ FSA approved offer document on June 19, 2024; subject to final approval of prospectus, which is expected imminently, JBT intends to launch voluntary takeover offer ▪ Offer of €1.26 per share in cash and 0.0265x shares of JBT stock per share of Marel, implying total equity value of approximately €2.7B (1); inclusive of Marel's net debt (approximately €0.8B as of March 31, 2024), represents an enterprise value of approximately €3.5B ▪ Marel shareholders expected to have ability to elect to receive cash, stock, or a combination of stock and cash ▪ Election to be subject to proration, such that Marel shareholders will receive an aggregate of €950M in cash and hold ~38% interest in combined company; anticipated final mix of ~65% equity / ~35% cash
Financial Highlights	▪ By the end of year 3 post-transaction close, anticipate opportunities for >$75M in revenue synergy uplift from improved cross-selling, enhanced and integrated services, and opportunities for geographic expansion ▪ Expect to achieve >$125M in annual run-rate cost synergies by the end of year 3 post-close ▪ Expecting cash EPS accretion within first full year post-close ▪ Anticipate achieving a double-digit ROIC within 5 years post-close ▪ Assuming transaction close by year-end 2024, pro forma net leverage expected to be <3.5x at year-end 2024 (prior to any synergies) and well below 3.0x by year-end 2025 (inclusive of expected synergies)
Strong Leadership and Board Governance	▪ Combined company executive leadership team: Brian Deck will be appointed as CEO, Arni Sigurdsson will be appointed as President, Matt Meister will be appointed as CFO, and the remaining roles will be a combination of talent from both JBT and Marel ▪ Combined company's Board of Directors will consist of five independent directors from pre-closing JBT Board of Directors, four independent directors from pre-closing Marel Board of Directors, and CEO of combined company ▪ Alan Feldman, current Chairman of the JBT Board of Directors, will be appointed as Chairman of the combined company's Board
Combined Organization Highlights	▪ Combined company will be named JBT Marel Corporation ▪ Commitment to honoring Marel's heritage to transform the way food is processed with a focus on core technology, customer relationships, and talent ▪ Combined company will be headquartered in Chicago with a European headquarters and global technology center of excellence in Gardabaer, Iceland ▪ Combined company will have secondary listing on Nasdaq Iceland, subject to applicable approvals, in addition to NYSE listing
Timing	▪ Timing of transaction close remains primarily dependent on regulatory clearance processes, including those required under antitrust and competition laws ▪ JBT and Marel continue to plan for transaction close by year-end 2024 ▪ Transaction closing subject to at least 90% of Marel's outstanding shares being tendered into offer, approval by a majority vote of JBT stockholders, applicable regulatory approvals, and satisfaction or waiver of other closing conditions

JBT + marel

Note: Figures may have immaterial differences due to rounding.
(1) Implied equity value for Marel is based on the JBT reference share price of $96.25 per share as well as a spot exchange rate of approximately 1.07 USD / EUR as of June 17, 2024.

8

JBT and Marel: Providing Complementary Technology, Service, and Software to the Food & Beverage Processing Industry ~5,100 ~$1.7B $276M 16.6% ~7,300 ~$1.8B $228M 12.4% Total TTM TTM Adjusted TTM Adj. EBITDA Total TTM TTM Adjusted TTM Adj. EBITDA (1) (2) (1) (3) Employees Revenue EBITDA Margin Employees Revenue EBITDA Margin 2023 Equipment Orders by End Market 2023 Equipment Orders by End Market 24% 15% 13% 9% 11% 48% 22% 12% Beverages, Fruit & Warehouse Poultry Ready Meals, Poultry Meat Seafood Juices, Dairy & Vegetables Automation Convenience & Alternatives Specialty Foods 9% 1% 9% 9% 4% 3% 3% 8% Pet Food Fruit & Meat Pharma/ Other Pet Food Seafood Other Vegetables Nutraceuticals Note: trailing twelve months (TTM) represents JBT and Marel as reported financial figures for the four quarters ended March 31, 2024. Marel figures are translated to U.S. dollars based on an average exchange rate of approximately 1.09 USD / EUR for the twelve months ended March 31, 2024. Figures may have immaterial differences due to rounding. (1) Statistics as of March 31, 2024. 9 (2) JBT non-GAAP figure. Please see appendix for reconciliations. (3) Marel non-IFRS figure. Please see appendix for reconciliations.

Combined Company is Expected to Benefit from Resilient Growth Trends Across Select Diverse End Markets Global Protein Global Convenience Global Ready-To-Drink Global Pet Food Consumption Food Market Beverage Market Market Mid-Single Mid-Single Mid-Single Low-to-Mid-Single Digits Digits+ Digits Digits 2023 – 2027 CAGR 2022– 2027 CAGR 2024 – 2029 CAGR 2023 – 2027 CAGR Forecast 5-year CAGR for global Estimated 5-year CAGR for the Expected 4-year CAGR of the Estimated 4-year CAGR of global convenience / ready-to-eat food global ready-to-drink beverage global pet food market size, with protein consumption with durable market size with growth fueled by market size driven by constantly outsized growth expected in demand expected in a high-volume (1) (1) consumer lifestyles and desire evolving flavor preferences and APAC and LATAM markets industry (1) (1) for time-saving solutions convenience (1) Euromonitor, Technavio, as well as JBT and Marel individual research. 10

Combined Company is Strategically Positioned to Capture Customer Investment Trends, Enabling Growth Above GDP Company Vision ▪ Constantly changing demand driven by preferences for various flavors, diets, Ever Evolving sustainability, etc. Consumer ▪ Requires continuous new product Preferences introductions ▪ Greater focus on processing efficiency Targeting Efficient and and lowering total cost of ownership Food and beverage mid-single-digit Sustainable ▪ Desire for technology that improves consumption drives Customer multiple areas including yield, organic growth base level of automation, digital connectivity, and Operations through cycle sustainability investment ▪ Customers rely on partners who can Holistic provide integrated solutions for Solution equipment, digital, and leading Requirements customer care 11 11

Complementary Core Technologies in Protein and Pet Food Processing Support Broader Portfolio Offering for Customers Benefits of Fuller Solutions Primary processing Secondary Further End of line Cut-up, de-boning, Forming, coating, Handling, Killing, stunning, eviscerating, cooking, freezing, etc. packaging, etc. skinning, portioning, etc. chilling, etc. ✓ Deeper portfolio of market leading Poultry technology, with advanced application (Illustrative) and process knowledge ✓ Ability to better address customer needs with line solutions that offer seamless flow and efficiency ✓ Allows similar customer base to access Primary processing Further End of line Secondary broader solution set globally Food safety, inspection, Mixing, extrusion, filling, Cooking, Tray sealing, clipping & raw material handling, etc. forming, etc. freezing, etc. packaging, etc. ✓ Utilize scaled combined service and Pet aftermarket support organization to Food improve performance and customer (Illustrative) uptime JBT equipment offering Marel equipment offering JBT and Marel offerings 12

Greater Ability to Provide Leading Customer Care and Service Significant Benefits for Customers ✓ ~1,700 service technicians globally to support aftermarket care for equipment and leases Enhanced ✓ Greater scale and density of resources enables increased capacity to service customers more Customer Care frequently Capabilities ✓ Expanded aftermarket solutions provide ability to monitor and improve equipment maintenance and uptime for customers ✓ Newly built regional distribution centers improve lead times for key parts and services 13

Combined Software and Digital Ecosystems Optimize Customer Processing and Profitability and Enhance Combined Company's Aftermarket Opportunity

Marel Software + OmniBlu™: Complementary Paths to Digital Solutions That Meet Customer Needs

	Manufacturing Execution System / Line Control			Process Control	Machine Performance		Machine Health / Uptime	
	Traceability and Value Chain Integration	Order & Inventory Management	Food Safety & Quality Assurance	Process Control & Optimization (OEE)	Yield / Throughput Monitoring	Machine Vision / AI Optimization	Predictive Maintenance	Aftermarket e-commerce Platform
Marel Software Manufacturing execution system (MES) for whole lines & facilities	✓	✓	✓	✓	✓	✓		
JBT OmniBlu Product-specific solutions to optimize asset maintenance & performance				✓	✓	✓	✓	✓

- ✓ **Expanded suite of solutions** to meet customer needs
- ✓ **Streamlined development priorities** from complementary features
- ✓ **Increased scale** to support platform development and maintenance

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14

Enables Improved Sustainable Outcomes for Customers Through Several Technology Focus Areas

Our Customers Require Solutions that Advance Sustainability



Global push for reducing food waste — **~1.3B** — Tons of global food produced for consumption and wasted per year (~33% wasted) [(1)]



Continued need for food safety / traceability — **~600M** — Annual cases of worldwide foodborne illnesses caused by unsafe food [(2)]



The need to reduce energy consumption — **~50%** — Percentage increase in global energy demand by 2050, including fossil fuel use and GHG emissions [(3)]



Increasing water scarcity — **>40%** — Water scarcity affects more than 40% of the global population and expected to increase as global temperatures rise [(4)]

Multifaceted Technologies to Support Customers

- ✓ Innovation and sustainability rooted in combined company's DNA with solutions that maximize yield, advance automation, reduce waste, improve food safety, and conserve resources
- ✓ Combined company's solutions optimize food and beverage production while addressing key customer focus areas
- ✓ Result is win-win for the combined company and our customers – we aid in lowering food production costs, which enhances customer profitability

JBT + marel

(1) Food and Agriculture Organization and United Nations
(2) World Health Organization
(3) U.S. Energy Department
(4) United Nations Sustainable Development Goals

15

Combination Will Provide Enhanced Scale & Profitable Growth

$ millions
Full Year 2023

	JBT	Marel (1)	Pro Forma
Revenue	$1,664	$1,876	$3,540

Diverse End Markets: Top Order Categories
(select top categories only) (2)



Poultry 24%
Beverages 15%
Fruit & Veg 13%
Ready Meals 11%
AGV(3) 9%
Meat 9%
Pet Food 3%
Seafood 3%
Poultry 48%
Meat 22%
Seafood 12%
Pet Food 9%
Poultry 37%
Meat 16%
Seafood 8%
Beverages 7%
Fruit & Veg 6%
Pet Food 6%

Revenue by Geography

- Americas
- EMEA
- APAC



9%
25%
66%
10%
40%
50%
10%
52%
38%

Combined Company 2025 Expected Profile (Per S-4 Filing) (4)

~$4 billion
In estimated revenue

Nearly 50%
In expected recurring revenue

~16%+
In expected adjusted EBITDA margin

Figures may have immaterial difference due to rounding.
(1) Marel figures are translated to U.S. dollars based on an average exchange rate of approximately 1.09 USD / EUR for the twelve months ended December 31, 2023.
(2) Top order categories based on 2023 equipment orders by end market. Note that this list is not exhaustive and only represents select, top end markets. Please see slide 9 for a more complete breakdown of equipment orders by end market for JBT and Marel, respectively.
(3) AGV represents warehouse automation category.
(4) These projections were prepared by JBT management in connection with JBT's consideration of the transaction with Marel. Such projections are not necessarily predictive of actual future events and should not be relied upon as such. For further information on these projections, please see the S-4.

16

Leverage Continuous Improvement Culture to Deliver Financial and Operational Results


Kaizen and Lean Tools
Daily Management
Root Problem Solving Process
Plan
Do
Check
Act
Business System
+ Relentless Continuous Improvement (Lean)

Proven Business Operating System Provides Standard Operating Framework and Common Language Across the Combined Company

- ✓ Daily management tool deployed at a site level that provides a rigorous process to identify issues and corrective actions real time
- ✓ Lean initiatives focus on reducing operational complexity and driving efficiency
- ✓ Cross functional team-based problem solving generates continuous improvement project funnel
- ✓ Daily, weekly, and monthly cadence of operating system provides structured environment for constant progress review against KPI targets
- ✓ Quarterly executive review of KPI results and business unit performance provides visibility and creates accountability to deliver results

JBT Business System has delivered 350+ basis points of margin expansion over the last 5 years

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17

Expect to Deliver Compelling Cost Synergies

Anticipated Cost Synergies


~$70M
>$125M
Annual Run-Rate Savings
12-Months Post-Close
Total Annual Run-Rate Savings
by End of Year 3 Post-Close

Estimating ~65% in one-time costs to achieve total expected annual run-rate cost synergies

Cost of Goods Sold: >*$55M* (1)

Direct Materials: ~$25 - $35M
- Supplier consolidation
- Best cost country sourcing
- Value add / value engineering

Indirect: ~$15 - $25M
- Logistics efficiencies
- Spend reduction
- Supplier consolidation and center-led programs

Plant & Other: ~$10M
- Operating footprint
- Factory flow optimization

Operating Expense: >*$70M* (1)

Sales and Marketing: ~$10 - $20M
- Streamline organizational structure
- Optimize consolidated spend

General & Administrative: ~$55 - $65M
- Certain back-office resource rationalization
- Redundant systems, public company costs, and third-party contracts
- Optimize overlapping R&D programs

JBT + marel

(1) These estimated synergies are based on mid-point of the expected ranges.

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Opportunity to Generate Meaningful Revenue Synergies

Potential Revenue Uplift

>$75M

by end of third year post-close at normal contribution margins

- Serve as better partner for protein customers, offering integrated solutions and enhanced line coverage to drive our customer overall equipment effectiveness
- Leverage customer base with improved cross-selling through broader portfolio of complementary equipment to deliver fuller solutions and reduce customer complexity
- Utilize scale of combined company to create a platform to drive local growth, efficiency, and service density in LATAM & APAC
- Combining dry pet food and wet pet food processing expertise offers complete set of solutions and capabilities to customers

Illustrative Equipment Opportunity: Target ~300 Protein Customers in the U.S. for Secondary/Further Processing Cross-Selling

Grinding	Mixing	Forming	Coating / Frying	Cooking	Freezing	Inspection	Check Weigher	Packaging
CombiGrind	SoftMix	RevoPortioner	Stein Coating Line	Stein Self Stacking Oven	GYRo Compact	X-Ray	Check Weigher	ProSeal Tray Seal Packaging



Marel product: Grinding, Mixing, Forming, Inspection, Check Weigher

JBT product: Coating / Frying, Cooking, Freezing, Packaging

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Pro Forma Company Expected to Achieve Double-Digit ROIC & Cash EPS Accretion While Maintaining Strong Balance Sheet (2) Strong Return Metrics Meet Stated JBT M&A Criteria Expected Pro Forma Net Leverage Ratio Expect cash earnings per share (EPS) accretion within first full year post-transaction close <3.5x Anticipate achieving double-digit ROIC within 5 years post-transaction close Well below 3.0x Target Leverage Maintaining Strong Balance Sheet and Financial Flexibility Range: 2 – 3x Expect to pursue a traditional financing structure, utilizing a mix of bank debt, term loans, and potentially fixed-rate instruments Combined company estimated to achieve >100% annual free (1) cash flow conversion Expect to utilize free cash flow to de-lever, reinvest in the business, and maintain a dividend Expected PF 2024E Expected PF 2025E Excludes any Includes cost Expect to be within target leverage range by year-end 2025 cost synergies synergies (1) Combined company free cash flow conversion is defined as pro forma net income / pro forma free cash flow. 20 ( (2) Pro forma net leverage ratio is estimated pro forma net debt / estimated pro forma TTM adjusted EBITDA.

Formal Integration Office to Ensure Successful Execution and Synergy Capture ▪ Thoughtful about creating a shared vision, purpose, and culture that respects both organizations Clearly Articulated ▪ Ensuring growth and customer-focused planning efforts are designed to strengthen the combined portfolio, prioritize North Star long-term investments, and bolster innovation ▪ Joint leadership and decision-making through steering committee comprised of senior leaders from both organizations Senior Leadership and Board ▪ Steering committee reports directly to the combined company’s Board of Directors to ensure alignment Involvement ▪ Expect to have a go-forward leadership team in place for day one readiness that will be responsible for implementing the integration plan post-close ▪ Utilizing proven third-party advisors with a record of successful industrial integrations to provide processes, tools, Strong Support resources, and leadership support throughout the process Resources ▪ Dedicated internal staff and external support to provide integration planning and execution ▪ Integration Management Office includes full-time representation of top executives from each company with track record of delivering results Best-In-Class Processes ▪ Integration design process based on best-in-class structures for synergy capture, organization and management, culture and purpose, and communications and change management 21

Creating a Leading Food and Beverage Technology Company with a Platform for Enhanced Value Creation Greater exposure to Deep customer Enhanced scale and Operationally focused Expecting to deliver resilient and growing relationships, greater complementary core organization with attractive returns for end markets and density of service technology enables continuous shareholders and geographies technicians, and digital improved cross-selling, improvement mindset provide meaningful offerings support aftermarket support, to drive efficiencies and upside potential customers’ uptime and innovation synergy capture 22

Appendix 23

Target Timeline for Transaction Next Steps May June July August September October November December Q1 2025 Ongoing: Year-end 2024: Preparation and Target regulatory Regulatory review Regulatory submission of required approval filings May: Late-June: Filed preliminary Target for S-4 S-4 S-4 to go effective August: JBT Target JBT special Stockholder stockholder meeting / stockholder vote Vote Voluntary Imminent: Year-end 2024: Target offer launch, pending FSA final Target offer Acceptance period Takeover approval of prospectus closing Offer (VTO) Nasdaq Post-VTO Launch: Year-end 2024: Target commencement Target secondary Iceland Review of Nasdaq Iceland application of formal application listing approval Listing Targeting to close transaction by year-end 2024, subject to approval by a majority vote of JBT stockholders, regulatory approvals, at least 90% of the outstanding Marel shares being tendered by Marel shareholders, and satisfaction or waiver of other closing conditions 24

Reconciliation of JBT Income from Continuing Operations to Adjusted EBITDA

(In millions)	TTM as of 3/31/24	Full Year 2023	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023
Income from continuing operations	$ 135.1	$ 129.3	$ 22.8	$ 52.7	$ 31.2	$ 28.4	$ 17.1
Income tax provision	27.0	23.5	8.1	5.7	4.5	8.7	4.6
Interest expense, net	1.6	10.9	(2.8)	(3.6)	0.9	7.1	6.5
Depreciation and amortization	90.7	91.3	22.1	22.0	23.1	23.5	22.7
EBITDA from continuing operations	254.4	255.1	50.2	76.8	59.7	67.7	50.9
Restructuring related costs[1]	11.7	11.4	1.1	1.7	6.4	2.5	0.8
Pension expense, other than service cost	1.5	0.7	1.0	0.1	0.2	0.2	0.2
M&A related costs[2]	8.7	6.0	5.2	2.4	-	1.1	2.5
LIFO expense	-	-	-	-	-	-	-
Adjusted EBITDA from continuing operations	$ 276.3	$ 273.2	$ 57.5	$ 81.0	$ 66.3	$ 71.5	$ 54.4
Total revenue	$ 1,668.2	$ 1,664.4	$ 392.3	$ 444.6	$ 403.6	$ 427.7	$ 388.5
Adjusted EBITDA %	*16.6%*	*16.4%*	*14.7%*	*18.2%*	*16.4%*	*16.7%*	*14.0%*

(1) Includes restructuring expense as well as any charges reported in cost of products for restructuring related inventory write-offs.

(2) M&A related costs include integration costs, amortization of inventory step-up from business combinations, earn out adjustments to fair value, advisory and transaction costs for both potential and completed M&A transactions and strategy.

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25

Reconciliation of Marel EBIT to Adjusted EBITDA 26